September 14, 2005



Mr. Martin Cotter
Chief Executive Officer and Chief Financial Officer
Portrush Petroleum Corporation
1687 West Broadway #200
Vancouver, British Columbia, Canada  V6J 1X2


	Re:	Portrush Petroleum Corporation
		Form 20-F/A for Fiscal Year Ended December 31, 2004
      Filed July 22, 2005
		File No. 000-27768


Dear Mr. Cotter:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 20-F/A for the Fiscal Year Ended December 31, 2004

Financial Statements

Note 12 - Differences between Canadian and United States GAAP, page
68

Oil and Gas Properties, page 70

1. We note your disclosure on page 59, explaining the policy you have applied in determining the limitation on capitalized costs, with no mention of any discount factor employed in the calculation. Under U.S. GAAP, a ten percent discount factor is applied in the computation necessary to determine the limitation on capitalized costs. Please expand your disclosure to contrast your accounting with that required under Rule 4-10(c)(4) of Regulation S-X, and to quantify the difference resulting from such application as a Canadian to U.S. GAAP reconciling item.

Stock Based Compensation, page 70

2. We note your disclosure on page 65 indicating that you granted and re-priced 850,000 stock options that were issued to employees and directors during the year ended December 31, 2002. We further note your disclosure on page 70 stating that you did not recognize any compensation expense for stock options issued in 2002, and asserting that there is no difference between Canadian and U.S. GAAP on the accounting for stock-based compensation for the years ended December
31, 2004, 2003 and 2002.

Tell us the reasons you do not believe the guidance in FIN 44, paragraph 39 (for 2002), and SFAS 123, paragraph 35 (for 2003 and
2004), would result in variable plan accounting for the stock options that you re-priced, if that is your view. Please address the guidance in FIN 44, illustration 3(d) per paragraphs 166 to 169; and
SFAS 123, illustration 5(f) per paragraphs 328 and 329. Also disclose the method of transition you applied from the alternatives listed in paragraph 52 of SFAS 123.


Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
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Mr. Martin Cotter
Portrush Petroleum Corporation
September 14, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010